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                                                                       EXHIBIT 2



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ROYAL OLYMPIC CRUISE LINES UPDATE

PIRAEUS, GREECE, DECEMBER 22, 2003 - ROYAL OLYMPIC CRUISE LINES INC. (Nasdaq:
ROCLF) issued the following status report on the vessels Olympia Explorer and Olympia Voyager 11:00 AM EST Today.

Both ship owning companies continue the Chapter 11 reorganization filed in Honolulu, and subject to further discussions with lenders and further action by the District Court are restricted to calls at US Ports. As a result of this limitation the December 22 sailing of the Olympia Explorer to Ensenada, Mexico and the Hawaiian Islands has been cancelled and the Olympia Voyager has been held at St Thomas V.I., and is expected to return to Port Everglades with passengers on January 2nd.

Future plans for both ships must await the outcome of current discussions between owners and lenders and further action by the Court.

No other Royal Olympic related company has filed for Chapter 11 reorganization.

FOR FURTHER INFORMATION CONTACT:

James R. Lawrence + 203 406 0106
Patrick Adamson + 44 207 823 9444